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                                                                HEI Exhibit 18.1
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[KPMG LLP letterhead]

                                                                    May 12, 2000

The Board of Directors
Hawaiian Electric Industries, Inc.
Honolulu, Hawaii

Ladies and Gentlemen:

We have been furnished with a copy of Form 10-Q of Hawaiian Electric Industries, Inc. for the three months ended March 31, 2000, and have read the Company's statements contained in note 6 to the consolidated condensed financial statements included therein. As stated in note 6, the Company changed its method of calculating the market-related value of the plan assets by including a 15% range around the fair value of such assets (i.e., 85% to 115% of fair value). If the market-related value is outside the 15% range, then the amount outside the range will be recognized immediately in the calculation of annual net periodic benefit cost. If the market-related value remains within the 15% range, the Company will continue to amortize the difference over future years using the amortization method previously used. The Company states that the newly adopted accounting principle is preferable in the circumstances because the new method results in calculated asset values of the plans that more closely approximate fair value, while still mitigating the effect of annual fair value fluctuations. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in accounting principle was based.

We have not audited any consolidated financial statements of Hawaiian Electric Industries, Inc. as of any date or for any period subsequent to December 31, 1999, nor have we audited the information set forth in the aforementioned note 6 to the consolidated condensed financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of Hawaiian Electric Industries, Inc.'s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.


                               Very truly yours,

                                  /s/ KPMG LLP